RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public document.

AFFIRMATION

I, Jeffrey A. Sine, affirm that, to the best of my knowledge and belief, the statement of financial condition and supporting schedules pertaining to the firm of Raine Securities LLC (the "Company"), as of December 31, 2024, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jeffrey A. Sine
Co-Chief Executive Officer

State of New York – County of New York as
Subscribed and affirmed before me
This 14 day of March, 2025
By Jeffrey A. Sine
Personally known ✓ OR Produced Identification __

Aline G. Santiago-Scheck, Notary Public

ALINE GRAZIELI SANTIAGO-SCHECK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6186519
Qualified in Westchester County
My Commission Expires 05-05-2028

Raine Securities LLC

Table of Contents

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of operations.

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in member's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 (Filed separately).

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (Filed separately).

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (Filed separately).

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☒ (z) Other: Facing Page

Raine Securities LLC
Index
December 31, 2024



Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Raine Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raine Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 14, 2025

We have served as the Company's auditor since 2013.

Raine Securities LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	56,955,326
Accounts receivable, net		627,875
Accrued revenue		249,999
Receivable from affiliate		2,349,332
Prepaid expenses		315,514
Deposit with Clearing Firm		56,774
Total assets	$	60,554,820

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	1,300,736
Due to affiliate		23,682,747
Total liabilities		24,983,483
Member's equity		35,571,337
Total Liabilities and Member's Equity	$	60,554,820

The accompanying notes are an integral part of this financial statement.

2

Raine Securities LLC
Notes to the Financial Statement
December 31, 2024

1. **Organization**

    Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

    The Company does not carry securities accounts for customers or perform custodial services and all other business activities are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, participating in private placements of securities, participating in underwriting of securities, and acting as a 15a-6 chaperone to a foreign broker dealer. The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934 and in accordance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    The following is a summary of the significant accounting policies followed by the Company.

    Cash
    Cash consists of cash held by Bank of America, JP Morgan and HSBC Bank.

    Accounts Receivable
    Accounts receivable is presented net of allowance for credit losses of $1,002,917 for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and creditworthiness, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

    Accrued Revenue
    Accrued revenue is recorded for revenue earned, but not yet invoiced.

    Fair Value of Financial Assets and Liabilities
    The Company's financial assets and liabilities are carried at cost which approximates fair value. The Company's financial assets and liabilities include cash, receivables, accrued revenue, and certain other assets and liabilities. The carrying value of these financial assets and liabilities has been determined to approximate fair value since they are short-term in nature.

    Revenue and Expense Recognition
    The Company recognizes revenue when there is a transfer of services to customers in an amount to which the Company expects to be entitled in exchange for those services.

The services provided under contracts with customers include transaction-related advisory services, fairness opinion and valuation services and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service.

Transaction-related Advisory Services

The Company provides investment advisory services on strategic matters including mergers and acquisitions, private placements and similar strategic transactions. In some circumstances, and as a function of the engagement letter terms, the Company may receive fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement, where the engagement letter will specify a future service period associated with those fees. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, each of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of the Company's control. A transaction can fail to be completed for many reasons which are outside of the Company's control, including failure of parties to agree upon final terms with the counterparty, to secure necessary board or shareholder approvals, to secure necessary financing or to achieve necessary regulatory approvals, as well as adverse market conditions.

With respect to retainer, announcement and success fees, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). Although there may be individual advisory activities provided in a typical contract, the individual activities are not distinct within the context of the contract; rather the performance of these individual activities helps to fulfill one overall performance obligation to deliver advisory services to the customer. The Company recognizes revenue from these services when or as its performance obligations are fulfilled. These advisory services are provided over time throughout the contract period and the Company's clients are continuously benefitting from its counsel, and, accordingly, over time revenue recognition matches the transfer of such benefits. In circumstances in which retainer fees are received in advance of services, these fees are initially recorded as deferred revenue (a contract liability) and subsequently recognized as advisory fee revenue during the applicable time period within which the service is rendered. Announcement fees for advisory services are recognized upon announcement (the point at which it is determined that the reversal of revenue is not probable) and all other requirements for revenue recognition are satisfied. A portion of the announcement fee may be deferred based on the services remaining to be completed, if any. Success fees for advisory services, such as merger and acquisition advice, are recognized when it is determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction.

Payments for advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes accounts receivable between the date of completion of the event and payment by the customer.

Fairness Opinion and Valuation Services

Although the Company may provide fairness opinion and valuation services in conjunction with and in the same contract as other transaction-related advisory services, these services are considered to be a distinct performance obligation in such contracts since the opinion is rendered separate from any other advisory service and could be obtained separately. The associated fee for these services is fixed and represents the standalone selling price of the services. The fee is recognized at the point in time at which the opinion is delivered rather than over the period of time during which the associated services are being performed because the customer does not simultaneously receive and consume the benefit of the Company's performance activities as it compiles the opinion but rather receives the benefit upon delivery of the opinion itself. Payments for these services are generally due upon delivery of (or upon the Company's communicating to its customer the Company's readiness to deliver) the opinion.

Underwriting Services

The Company provides underwriting services as part of an underwriting syndicate where it is not the lead investment bank. The completion of the offering of securities is the performance obligation in these types of transactions. Once the Company has committed to the offering, whether it is able to subsequently sell the securities to the public does not impact the client and the Company recognizes revenue at the point in time when the offering is completed. Payments for underwriting services are generally due upon completion of the offering and any over-allotment options. The Company recognizes underwriting revenue gross of any underwriting expense reimbursements.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for Raine Group. Raine Securities accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2024. The earliest tax year of Raine Group open for examination by tax authorities is 2021.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ASC Topic 460 "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these

arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. **Recent Accounting Pronouncements**

In December 2024, the FASB issued ASU 2024-01, Stock Compensation (Topic 718), to determine whether profits interest and similar awards ("profits interest awards") should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. The amendment requires companies to recognize stock-based compensation as an expense and disclose details. The amendments in this update should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. amendments. The new guidance is effective for the Company for annual periods beginning after December 15, 2024. The Company does not expect the new guidance for stock-based compensation to have a material impact on the financial statement.

4. **Revenue from Contracts with Customers**

The Company earned its advisory revenue from services performed over time, services performed at a point in time and client reimbursements for the year ended December 31, 2024.

The opening and closing balances of the Company's contract assets, deferred revenue (contract liabilities), and receivables are as follows;

	Receivables (1)	Contract Asset (2)	Deferred Revenue (Contract Liability) (2)
Opening (1/1/2024)	$ 1,026,687	$ -	$ 3,800,985
Increase/(Decrease)	(398,812)	-	(3,800,985)
Closing (12/31/2024)	$ 627,875	$ -	$ -

(1) Receivables are presented net of allowance for credit losses. Refer to "Accounts Receivable" within footnote 2 for further details.
(2) The difference between the opening and closing balances of the Company's contract assets and contract liabilities primarily results from the timing difference between the Company's performance and customers' payment.

The Company's contract assets represent arrangements in which revenue has been recognized (i.e., services have been transferred to the customer), but customer payment is contingent on a future event. The Company's contract liabilities represent arrangements in which payment has been received from the client, but the performance obligation is not yet satisfied.

Generally, performance obligations under client arrangements will be settled within one year. In accordance with ASC 606-10-50-14, the Company has elected to apply the practical expedient and does not disclose the expected timing and amount of revenue remaining related to such contracts.

During the year ended December 31, 2024, the majority of revenue recognized was related to performance obligations that were partially satisfied in prior periods, mainly due to constraints on variable consideration in prior periods being resolved. Such amounts are related to the Company's performance obligations of providing Transaction-related Advisory Services.

5. **Concentration of Credit Risk**

At times, the Company may maintain deposits in federally insured financial institutions in excess of the federally insured ("FDIC") limit of $250,000. On December 31, 2024, the Company had

$56,169,349 in cash held at Bank of America, $650,141 in cash held at JP Morgan and $135,836 in cash held at HSBC Bank.

The Company may be exposed to credit risk regarding its accounts receivable. The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its accounts receivable is limited. There is no collateral held for the accounts receivable as of December 31, 2024. Four clients accounted individually for more than 5% of client related receivable as of December 31, 2024. These clients represented in the aggregate 93% of gross client related receivable as of December 31, 2024.

6.   **Expense Sharing Agreement**

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, (as amended and restated from time to time, the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Raine Group for a proportional share of salaries, year-end cash bonus and related expenses of personnel employed by Raine Group performing services on behalf of Raine Securities, as well as a proportional share of certain other costs and expenses paid on behalf of Raine Securities, including office space, utilities, expenses for business travel and entertainment, certain insurance premiums and other general, administrative and overhead expenses. The Company also records an in-kind contribution for a proportional share of stock-based compensation expense of personnel employed by Raine Group. The parties to the Expense Sharing Agreement agree that Raine Securities has no obligation to any third party for the services that Raine Group provides. Raine Group is solely responsible for any amounts owed relating to the costs incurred by it in providing services on behalf of Raine Securities. Refer to Note 8 for further discussion.

7.   **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $56,774 with its clearing broker. For the year ended December 31, 2024, the Company did not conduct any customer securities transactions.

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. There are no legal actions, pending, or to management's knowledge, threatened against the Company that the Company believes will have a material adverse effect on the business or financial statement.

8.   Related-Party Transactions

From time to time, the Company renders advisory services to members of Raine Holdings LLC, the ultimate parent company of Raine Group. On December 31, 2024, the Company had an accounts receivable balance of $24,542 with a member of Raine Holdings LLC. This is included in the Statement of Financial Condition within Accounts receivable, net.

December 31, 2024, the Company had an accounts receivable balance of $24,968 with an affiliate of Raine Group. This is included in the Statement of Financial Condition within Accounts receivable, net.

Due to and from Affiliate
During the year ended December 31, 2024, Raine Securities incurred expenses under the Expense Sharing Agreement and $15,754,164 is included in Due to affiliate on the Statement of Financial Condition. Refer to Note 6 for further discussion.

During the year ended December 31, 2024, in connection with transfer pricing, the Company allocated revenue to Raine Advisors Limited, an England-based affiliate of Raine Group and to Raine Advisors India PVT Ltd, an India-based affiliate of Raine Group. During the year ended December 31, 2024, in connection with transfer pricing, the Company was allocated revenue from Raine Advisors Limited. As of December 31, 2024, the Company owes $7,266,811 and is owed $2,337,146 in connection with transfer pricing. Such amounts are included in Due to affiliate and Receivable from affiliate respectively on the Statement of Financial Condition.

As of December 31, 2024, the Company owes $115,071 to affiliates of Raine Group and is owed $12,186 from affiliates of Raine Group, in connection with shared services. Such amounts are included in Due to affiliate and Receivable from affiliate respectively on the Statement of Financial Condition.

As of December 31, 2024, the Company owes $546,702 to Raine Advisors in connection with the New York City UBT and shared services. Such amount is included in Due to affiliate on the Statement of Financial Condition.

9.   Member's Equity

For the year ended December 31, 2024, Raine Advisors made capital withdrawals of $60,000,000 and capital contributions of $3,762,749

10.   Net Capital Requirements

As a registered broker-dealer, Raine Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1 Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250,000. On December 31, 2024, Raine Securities had net capital of $32,028,617, see supplemental schedule, which was $31,778,617 above its required net capital.

11.   Broker Dealer Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of financial advisory services, private placement of securities and underwriting (for

corporate securities other than mutual funds). The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12.   Subsequent Events

The Company evaluated subsequent events or transactions that occurred from January 1, 2025, through March 14, 2025, the date the financial statement was issued. Raine Advisors made $31,000,000 withdrawal of profits on February 20, 2025. There were no other subsequent events during this period that require adjustment to or disclosure in the financial statement.